FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
  Farxiga approved in the US for the treatment of heart failure in patients with heart failure with reduced ejection fraction

6 May 2020 07:00 BST

Farxiga approved in the US for the treatment of heart failure in patients with heart failure with reduced ejection fraction

Farxiga is the first SGLT2 inhibitor proven to significantly reduce the risk of cardiovascular death and hospitalisation for heart failure

AstraZeneca's Farxiga (dapagliflozin) has been approved in the US to reduce the risk of cardiovascular (CV) death and hospitalisation for heart failure in adults with heart failure (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without type-2 diabetes (T2D).

The approval by the Food and Drug Administration (FDA) was based on positive results from the landmark Phase III DAPA-HF trial, which showed Farxiga achieving a statistically significant and clinically meaningful reduction of CV death or hospitalisation for heart failure (HF), compared to placebo. The decision follows the Priority Review designation granted by the FDA earlier this year and the Fast Track designation granted in September 2019.

Farxiga is the first sodium glucose co-transporter 2 (SGLT2) inhibitor approved by the US FDA indicated to treat patients with HFrEF (LVEF ≤ 40%).

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "With the approval of Farxiga, we have reached a critical milestone to potentially transform heart failure treatment for the millions of people living with the condition in the US. We are now one step closer to making a significant impact on their lives by providing a much-needed treatment to help reduce their disease burden and live longer."

John McMurray, MD, Cardiovascular Research Centre, Institute of Cardiovascular and Medical Sciences, University of Glasgow, UK, said: "The ground-breaking results of the DAPA-HF trial have transformed heart failure therapeutics. Today's approval provides physicians with a completely novel pharmacological approach that greatly improves outcomes for patients with heart failure with reduced ejection fraction."

The DAPA-HF trial showed that Farxiga, in addition to standard of care, reduced the risk of the composite outcome of CV death or the worsening of HF versus placebo by 26% (absolute risk reduction [ARR] = 5% [event rate/100 patient years: 11.6 vs 15.6, respectively]; p<0.0001) in patients with HFrEF. During the trial duration, one CV death or hospitalisation for HF or an urgent visit associated with HF could be avoided for every 21 patients treated with Farxiga.

The safety profile of Farxiga in the DAPA-HF trial was consistent with the well-established safety profile of the medicine. The data from the DAPA-HF trial were published in The New England Journal of Medicine.1

In October 2019 the US FDA approved Farxiga to reduce the risk of hospitalisation for HF in adult patients with T2D and established CV disease or multiple CV risk factors. The approval was based on the DECLARE-TIMI 58 trial.

Farxiga is also indicated as an adjunct to diet and exercise to improve glycaemic control in adults with T2D.

Heart failure
HF is a life-threatening disease in which the heart cannot pump enough blood around the body.2 It affects approximately 64 million people worldwide (at least half of which have a reduced ejection fraction) and six million in the US.3-5 It is a chronic disease where half of patients will die within five years of diagnosis.6 There are two main categories of HF related to ejection fraction (EF), a measurement of the percentage of blood leaving the heart each time it contracts: HFrEF and heart failure with preserved ejection fraction (HFpEF).7 HFrEF occurs when the left ventricle (LV) muscle is not able to contract adequately and therefore, expels less oxygen-rich blood in to the body.7, 8 HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer).9 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.10

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel-group, randomised, double-blinded trial in 4,744 patients with heart failure and reduced ejection fraction (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Farxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite endpoint was time to the first occurrence of a worsening heart failure event (hospitalisation or equivalent event; i.e. an urgent heart failure visit), or cardiovascular death. The median duration of follow-up was 18.2 months.1

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral once-daily SGLT2 inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE CV outcomes trial in adults with T2D, Farxiga reduced the risk of the composite endpoint of hospitalisation for HF or CV death versus placebo, when added to standard of care.11

Farxiga is currently also being evaluated for patients with chronic kidney disease (CKD) in the Phase III DAPA-CKD trial, which has been stopped early after a Data Monitoring Committee determination of overwhelming efficacy. The FDA has granted Fast Track designation for the development of Farxiga in CKD. Additionally, Farxiga is also being tested for patients with HF in the DELIVER (HFpEF) and DETERMINE function and symptom (HFrEF and HFpEF) trials. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. McMurray JJV et al. Dapagliflozin in Patients with Heart Failure and Reduced Ejection Fraction. N Engl J Med 2019.
2. Mayo Clinic. Heart failure; 2017 [cited 2019 Aug 14]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
3. Virani SS et al. Heart Disease and Stroke Statistics-2020 Update: A Report From the American Heart Association. Circulation 2020; 141(9):e139-e596.
4. Bhuiyan T, Maurer MS. Heart Failure with Preserved Ejection Fraction: Persistent Diagnosis, Therapeutic Enigma. Curr Cardiovasc Risk Rep 2011; 5(5):440-9.
5. Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
6. Mozaffarian D et al. Circulation. 2016 Jan 26;133(4):e38-360 and the CDC: https://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm.
7. Ponikowski P et al. 2016 ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure: The Task Force for the diagnosis and treatment of acute and chronic heart failure of the European Society of Cardiology (ESC)Developed with the special contribution of the Heart Failure Association (HFA) of the ESC. Eur Heart J 2016; 37(27):2129-200.
8. National Institute for Health and Care Excellence. Chronic heart failure in adults: diagnosis and management: NICE guideline [NG106]; 2018 [cited 2020 Apr 02]. Available from: URL: www.nice.org.uk/guidance/ng106.
9. Mamas MA et al. Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
10. Azad N, Lemay G. Management of chronic heart failure in the older population. J Geriatr Cardiol 2014; 11(4):329-37.
11. Wiviott SD et al. Dapagliflozin and Cardiovascular Outcomes in Type 2 Diabetes. N Engl J Med 2019; 380(4):347-57.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary